Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No.: 000-25865

Press Release

TUT SYSTEMS BRIDGES IP AND RF NETWORKS WITH LAUNCH OF

NEW ASTRIA® VIDEO SERVICES PROCESSOR AT NAB 2005

Expands family of carrier-class, intelligent video edge processors to address the growing telco and MSO markets for IPTV

LAKE OSWEGO, Oregon, April 13, 2005 – Tut Systems Inc. (Nasdaq: TUTS), a leader in delivering video and data services over broadband networks, today announced that it will introduce its new Astria® Video Services Processor (VSP), with IP-to-RF video edge modulation capabilities, at the National Association of Broadcasters (NAB 2005) convention in Las Vegas on April 18-21 (booth # SU9956).

Recognizing the trend of MSOs and telcos to deploy IP systems deeper into their networks, the company is leveraging its expertise in IP video technology to enable the seamless conversion of IP-based digital TV into analog and QAM (digital) modulated video for distribution over last-mile RF-based networks. This solution allows cable MSOs to save backbone bandwidth and operating expense, while facilitating the evolution of broadcast coaxial networks to support the expected increase in personalized and on-demand content. The Astria VSP solution enables telcos to deploy their triple-play fiber-to-the-premises/home (FTTP/FTTH) networks economically with a combination of analog TV for a basic service tier and digital TV for premium service tiers.

“The ubiquitous nature and clear efficiencies of IP video networks are creating a new dynamic in the digital TV marketplace,” said Sal D’Auria, President, CEO and Chairman of Tut Systems. “We’re excited about the opportunity it presents for us to bridge the gap between IP video processing solutions and existing HFC networks and customer premises equipment. The Astria VSP supports the needs of both the emerging Telco TV market and the evolving Cable TV industry with a best-in-class, intelligent platform designed to serve the needs of the worlds largest carriers.”

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In addition, Mr. D’Auria stated, “It builds upon our experience in delivering IPTV systems and augments our line of Astria Content Processor (CP) products that have gained worldwide acceptance over the last few years for high-quality compression of video signals that is a critical element in the delivery of triple-play broadband services. With the addition of the Astria VSP, we have broadened our solution set for the evolving video delivery architectures and expanded our potential market and customer base.”

The Astria VSP provides simultaneous output of AM-VSB (analog TV) and 64/256 QAM (digital TV) that allows operators to offer tiered entertainment services and a variety of TV channel line-ups to fit the entertainment and budget needs of consumers. The flexibility to simulcast both analog and digital tiers over RF allows service provides to leverage the large installed base of cable-ready TVs and digital set-top-boxes (STBs).

Key Product Highlights

•	Super-High Density – The VSP provides unsurpassed channel capacity in a single platform avoiding the added costs and operational complexities of multi-box solutions. With 20 universal line card slots, a single Astria VSP chassis can support over 100 analog, 2,000 digital channels, or mixes of both.

•	Integrated Network Support – A single system supports OC-12c and Gigabit Ethernet network interfaces and analog and digital QAM RF subscriber-facing interfaces. QPSK RF is supported for STB control. T1, DS-3, and OC-3 interfaces are also available for local channel video contribution.

•	Complete Redundancy – designed for 99.999% availability, there is no single point of failure on the Astria VSP. Redundancy options include 1:1 for control and data forwarding, 1:1 on network interfaces (thereby supporting headend redundancy), and 1:N for edge modulation interfaces.

•	NEBS Certified– purpose-built for high-performance deployments, the Astria VSP’s robust hardware platform is NEBS level 3 certified with all modules being hot-swappable.

•	Carrier-class T-ViewTM EMS – The T-ViewTM element management system for the Astria VSP is a highly scalable, field-proven solution capable of supporting over 3,000 active nodes and up to 200 simultaneous operators (central or distributed). T-View EMS offers a comprehensive set of GUI-based tools for configuration, troubleshooting, monitoring, performance management, testing and maintenance.

•	Advanced Intelligence for Video Networks – the Astria VSP’s state-of-the-art, highly programmable platform is designed to accommodate additional edge functions such as local content encoding, local ad insertion, bit rate compression, and stat remuxing.

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Availability of the Astria VSP

Tut Systems plans to demonstrate its complete line of Astria® video processing solutions for IP and RF video at the NAB 2005 convention. The Astria VSP is available immediately for trials with general availability scheduled for the 3rd quarter of 2005.

For more detailed information on the Astria VSP and other Tut Systems products, visit www.tutsys.com. To pre-schedule a meeting/demo at NAB, call toll-free to 877-225-7255 or email astriasales@tutsys.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to (1) trends in the market regarding the deployment of IP systems and the increase in personalized and on-demand content, (2) new dynamics in the digital TV marketplace, (3) future market opportunities; and (4) the availability of the Astria VSP in the third quarter of 2005. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets and the risk that competitors will introduce rival technologies and products. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

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Astria is a registered trademark of Tut Systems, Inc.

Contact:

Jeff Schline

Tut Systems

971-217-0364

jeff.schline@tutsys.com

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Additional Information About the Proposed Mergers and Where to Find It

In connection with the proposed mergers of Tut Systems and CoSine Communications, Inc., and Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed registration statements on Form S-4 with the Securities and Exchange Commission. These registration statements include a prospectus of Tut Systems as well as proxy statements for each of Tut Systems’, CoSine Communications’, and Copper Mountain’s special stockholder meetings. Investors and security holders are advised to read the relevant registration statement, prospectus and proxy statement because they contain important information about the proposed mergers. Investors and security holders may obtain a free copy of the respective registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems, CoSine Communications and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236-7517	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems, CoSine Communications, and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’, CoSine Communications’ and Copper Mountain’s stockholders in connection with the proposed mergers. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their interests in the CoSine Communications merger will be set forth in the proxy statement for CoSine Communications’ Special Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.